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Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid	91 768 9610 tel 91 768 9710 fax michael.willisch@davispolk.com

March 22, 2013 VIA EDGAR

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 26, 2012 Response filed September 20, 2012 File No. 001-10110

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. West:

I am writing on Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)’s behalf in connection with the Staff’s review of BBVA’s Form 20-F for the year ended December 31, 2011.  BBVA continues to review internally and with its external auditors and legal advisors the Staff’s comment letter dated March 1, 2013 and currently expects to respond in writing to the Staff’s comments by March 29, 2013.  I understand from my conversation with Staci Shannon that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Eduardo Ávila Zaragoza - BBVA